Exhibit 99.4

Glass House Brands Completes 5.5 million Square Foot Southern California Greenhouse
Facility Acquisition

Amended Purchase Agreement Reduces Price by $25,000,000

LONG BEACH, CA and TORONTO, September 15, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced that its subsidiary has completed its previously announced acquisition of an approximately 5.5 million square foot greenhouse facility located in Southern California (the “SoCal Facility”) for total consideration of $93.0 million in cash, reduced from $118 million previously, plus stock considerations payable to the original holder of the option to purchase the SoCal Facility (the “Option Holder”).

SoCal Facility Highlights:

●	Approximately 160 acres of agricultural property located in Ventura County, California
●	Approximately 125 acres of ultra-high-tech and efficient KUBO Ultra-Clima greenhouses, on-site well, water treatment facilities, automated roof washing system, supplemental lights, and natural gas cogeneration facilities producing power, heat, and CO2.
●	Includes six greenhouses totaling approximately 5.5 million square feet:
○	Phase 1 of the SoCal Facility retrofit will include the conversion of two greenhouses and two packhouses totaling approximately 1.7 million square feet and is expected to be completed in Q1 2022, with initial planting expected to follow shortly thereafter, contingent on regulatory approval.
●	Planned upgrades include:
○	Installation of black-out curtains, ebb and flood floors, high-density gutter system, dry rooms, and processing facilities.
○	Upgraded HVAC system to further optimize climate conditions.
○	Automated nutrient delivery and irrigation systems.
●	The initial Phase 1 capacity is expected to conservatively produce over 180,000 dry pounds of sellable cannabis (Flower, Smalls, and Trim), representing a more than 300% increase from our current capacity.

“We are thrilled to officially close escrow after significantly reducing the price which will keep an additional $25 million of cash on our balance sheet which is essentially debt-free today,” said Kyle Kazan, Glass House Chairman and CEO. “We can now commence the first phase of the facility’s conversion and licensing which will dramatically increase our cultivation capacity. This milestone, together with our market-leading brand portfolio, which includes our Glass House Farms flower brand which was recently ranked the #1 in flower brand in the state of California in July, an improvement from the #2 position that we finished 2020 at (per BDS Analytics), and our extensive planned retail footprint has positioned us to lead the world’s largest cannabis market.”

Mr. Kazan added, “Our massive Southern California facility has the scale and the tools necessary for us to combine the highest quality with the lowest cost of production along with sustainable, environmentally friendly, and responsibly grown craft cannabis. I’m excited to turn over this facility to our Chief Cannabis Officer and President Graham Farrar and his team.”

“The Southern California facility is an absolute unicorn and will give us the ability to produce the highest quality cannabis at the lowest possible cost. This should allow us to thrive no matter what the competitive environment looks like” said Graham Farrar, “The market is already responding to Glass House quality, as evidenced by our #1 market position. This new greenhouse will allow us to take that to another level and scale. We look forward to leveraging our supply chain and retail to replicate this success across more brands and categories. The entire team has been chomping at the bit to get started. An amazing greenhouse facility, in an ideal climate, with a fantastic team, we couldn’t ask for anything more.”

Transaction Details

Under the terms of the definitive purchase agreements for the SoCal Facility and the option rights to purchase the SoCal Facility (collectively, the “Purchase Agreements”), Glass House has paid the sellers of the SoCal Facility at closing US$93.0 million (approximately C$117.7 million) in cash and issued to the Option Holder 6.5 million subordinate voting shares (“Closing Shares”) at a price equal to US$10.00 per share (C$12.65), will be subject to a customary lock-up agreement restricting the sale of 50% of such shares for six (6) months following the closing and the remaining 50% of such shares for twelve (12) months following the closing. The Company has held back an additional 3.5 million subordinate voting shares (the “Contingent Shares”), which may be issued to the Option Holder after closing upon satisfaction of certain contractual indemnity obligations, and which Contingent Shares will be subject to the same lockup restrictions. Finally, the Option Holder is entitled to earn up to US$75.0 million (approximately C$94.9 million) of additional subordinate voting shares (the “Earn-Out Shares”), to be priced based on the volume weighted average price of such shares for twenty (20) consecutive trading days immediately prior to the last day of the 12-month period commencing on the date that is thirty (30) months after the date certain capital expenditures are made by the Company to the SoCal Facility, as more particularly detailed in the Purchase Agreements (as defined below). The vesting of the Earn-Out Shares is determined pursuant to an earn-out formula set forth in the Purchase Agreements. The Earn-Out Shares are also subject to the same lock-up restrictions as the Closing Shares and Contingent Shares.

The revised terms of the Purchase Agreements allow the Company to reduce its upfront cash closing costs to devote more resources to rapidly converting the SoCal Facility to commercial cannabis use.

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

For further information, please contact:

Glass House Brands Inc.

Jamin Horn, General Counsel and Corporate Secretary

jamin@glasshousegroup.com

562.264.5078

Derrek Higgins, Chief Financial Officer

derrek@glasshousegroup.com
562.264.5078

Media Contact

MATTIO Communications

glasshouse@mattio.com

Investor Relations Contact:
MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com

Forward-Looking Statements

Certain information in this press release contains “forward looking information” within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House’s objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “will”, “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the possibility that the Contingent Shares may become issuable after closing upon satisfaction of certain contractual indemnity obligations; the possibility that the Earn-Out Shares may become issuable upon certain capital expenditures being made by the Company to the SoCal Facility; Phase 1 of the SoCal Facility retrofit and timing of completed thereof; the planned upgrades to the SoCal Facility and that upon completion of approximately US$40.0 million of planned upgrades to the SoCal Facility the expectation that the SoCal Facility will produce approximately 1.7 million dry weight pounds per year of cannabis biomass; that the manner of the closing will reduce the Company’s upfront cash cost to allow it to rapidly commence the first phase of the facility’s conversion and licensing; the expectation that the Company is well positioned to lead the world’s largest cannabis market and that the SoCal Facility will give the Company the ability to produce the highest quality cannabis at the lowest possible cost; the Company’s commitment to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. Such information is being provided to information related to the closing of the transaction and the anticipated benefits of the transaction and may not be appropriate for other purposes, and should not be relied upon as necessarily being indicative of future financial results. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, the Contingent Shares and Earn-Out Shares becoming issuable in full; Phase 1 of the SoCal Facility retrofit not occurring as planned based on cash flow or other factors or on the anticipated timeline; the planned upgrades to the SoCal Facility not occurring as planned and the in ability to produce approximately 1.7 million dry weight pounds per year of cannabis biomass; that the manner of the closing does not reduce the Company’s upfront cash costs as anticipated in order to allow it to rapidly commence the first phase of the facility’s conversion and licensing; that the Company does not lead the world’s largest cannabis market and does not ultimately produce the highest qualify cannabis at the lowest possible cost; and the Company does not realize its vision of excellence, outstanding cannabis products, produced sustainability for the benefit of all. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operation.